O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2250
May 14, 2013

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

David L. Orlic, Esq.
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers and Acquisitions
100 F Street, N.E.
Washington, D.C. 20549

Re:	DSP Group, Inc.
Definitive Proxy Statement on Schedule 14A filed by Starboard Value and Opportunity Master Fund Ltd et al.
Filed on April 23, 2013
File No. 001-35256

Dear Mr. Orlic:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 6, 2013 (the “Staff Letter”) with regard to the above-referenced matter.  We have reviewed the Staff Letter with Starboard and provide the following response on its behalf.  For ease of reference, the comment in the Staff Letter is reproduced in italicized form below.

General

1.	We are unable to concur with the conclusions expressed in the response to prior comment 1. We view the following prior relationships between Starboard and its nominees as material:

•	Mr. Bornak was the chief financial officer of a company at which three Starboard nominees were on the board of directors;
•	Mr. Bornak was named chief financial officer of a company by a board of directors that included a Starboard principal; and
•	Mr. Taffe was appointed to the board of directors of a company pursuant to a settlement agreement between Starboard and that company.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

May 14, 2013

Please tell us how you plan to address this in your filings, or provide a detailed analysis as to how you determined that these prior relationships are not material within the meaning of Rule 14a-9.

We respectfully acknowledge the Staff’s conclusion regarding the materiality of certain aspects of Starboard’s prior relationships with Messrs. Bornak and Taffe.  In order to address this issue in its filings with the Commission, Starboard provided a description of its prior relationships with Messrs. Bornak and Taffe on slides 47 and 49 of its investor presentation filed with the Commission on DFAN14A on May 13, 2013.  For your convenience, these descriptions are included below in their entirety:

“Starboard came to know Mr. Bornak in 2009 when he served as the Chief Financial Officer of Tollgrade Communications, Inc. (“Tollgrade”) and after three Starboard-nominated individuals were elected to Tollgrade’s board of directors at the annual meeting of shareholders in August 2009. In January 2012, Mr. Bornak became the Chief Financial Officer, Senior Vice President, Finance and Administration, Treasurer and Secretary of SeaChange International, Inc. (“SeaChange”) following the approval of his appointment to those positions by the full board of directors of SeaChange. At that time, Starboard was an investor in SeaChange and Peter A. Feld, a Managing Member and Head of Research of Starboard Value LP, was serving on its board of directors. Mr. Feld resigned from the board of directors of SeaChange in January 2013.”  (See slide 47)

“Starboard came to know Mr. Taffe while Starboard was searching for potential candidates for appointment to the board of directors of Integrated Device Technology, Inc. (“IDT”). Mr. Taffe was appointed to the board of directors of IDT in October 2012 as an additional independent director candidate identified by IDT pursuant a settlement agreement with Starboard. Starboard is an investor in IDT and two Starboard-recommended individuals were appointed to IDT’s board of directors in accordance with the IDT Settlement Agreement, including Peter A. Feld, a Managing Member and Head of Research of Starboard Value LP.”  (See slide 49)

*     *     *     *     *

The Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Very truly yours,

/s/ Andrew M. Freedman

Andrew M. Freedman

cc:           Jeffrey C. Smith